SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ending December 31, 2006

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1910-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

Six months ended December 31, 2006 and 2005

Report date – February 27, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of December 31, 2006, and the related consolidated statement of operations and changes in accumulated deficit, and cash flows for the three-month and six-month periods then ended. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated September 1, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

February 8, 2007

UNILENS VISION INC.

(the “Company”)

Financial Statements

Six Months Ended December 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has performed a review of the current period of the interim financial statements in accordance with the standards established by the Public Company Accounting Oversight Board (United States) for a review of interim financial statements by an entity’s auditor.

The Company’s independent auditor has not performed a review of the comparative interim period related to the consolidated statements of operations and changes in accumulated deficit and cash flows for the three- and six month periods ending December 31, 2005.

“Alfred W. Vitale”	“Michael J. Pecora”
President and Chief Executive Officer	Chief Financial Officer

February 27, 2007

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2006 (Unaudited) and June 30, 2006

(Expressed in U.S. Dollars)

	December 31, 2006	June 30, 2006
ASSETS

Current

Cash and cash equivalents	$1,433,716	$2,195,633

Accounts receivable, net of allowance of $345,805 and $341,625 at December 31,2006 and June 30, 2006, respectively	772,307	822,589

Royalties and other receivables	559,888	517,438

Inventories (Note 4)	880,338	962,665

Prepaid expenses	68,325	33,072

Deferred tax asset – current	1,213,390	1,213,390

Total current assets	4,927,964	5,744,787

Property, plant, and equipment, net of accumulated depreciation of $5,115,766 and $5,035,107	517,763	508,467

Other assets	72,252	41,468

Deferred tax asset	2,331,768	2,674,500

Total assets	$7,849,747	$8,969,222

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current

Accounts payable	$357,247	$497,423

Accrued liabilities	437,334	499,587

Total current liabilities	794,581	997,010

Total liabilities	794,581	997,010

Stockholders’ equity

Capital stock

Preference “A” shares, par value $10 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—

Preference “B” shares, par value $50 Cdn. per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—

Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,488,215 and 4,441,315	27,584,810	27,575,628

Additional paid-in capital	8,970	8,970

Deficit	(20,538,614)	(19,612,386)

Total stockholders’ equity	7,055,166	7,972,212

Total liabilities and stockholders’ equity	$7,849,747	$8,969,222

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three Months and Six Months Ended December 31, 2006 and 2005

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Sales	$1,438,153	$1,405,486	$3,042,929	$2,974,600

Cost of sales	883,829	818,688	1,714,459	1,687,332

Gross profit	554,324	586,798	1,328,470	1,287,268

Expenses:

Administration	297,933	253,422	654,662	532,236

Research and development	32,065	43,598	70,863	71,450

Sales and marketing	405,647	336,391	762,827	650,122

	735,645	633,411	1,488,352	1,253,808

(Loss) income from operations	(181,321)	(46,613)	(159,882)	33,460

Other items:

Royalty income	537,653	526,809	1,014,203	973,895

Other income	(677)	(956)	313	85

Remeasurement loss	(5,306)	—	(1,929)	—

Interest income	8,542	6,456	21,369	6,464

	540,212	532,309	1,033,956	980,444

Income before income tax	358,891	485,696	874,074	1,013,904

Income tax expense	138,041	188,297	342,732	387,029

Net income for the period	220,850	297,399	531,342	626,875

Deficit, beginning of period	(20,422,848)	(20,860,818)	(19,612,386)	(21,190,294)

Dividends paid	(336,616)	—	(1,457,570)	—

Deficit, end of period	$(20,538,614)	$(20,563,419)	$(20,538,614)	$(20,563,419)

Net income per common share:

Basic	$0.05	$0.07	$0.12	$0.15

Diluted	$0.05	$0.07	$0.12	$0.14

Weighted average number of common shares outstanding during the period:

Basic	4,487,889	4,211,315	4,478,704	4,210,744

Effect of dilutive options	62,926	302,420	66,504	298,074

Diluted	4,550,815	4,513,735	4,545,208	4,508,818

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three Months and Six Months Ended December 31, 2006 and 2005

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income for the period	$220,850	$297,399	$531,342	$626,875

Items not affecting cash:

Depreciation and amortization	41,373	27,937	80,659	52,908

Amortization of deferred tax benefit	138,041	188,297	342,732	387,029

Remeasurement loss	5,306	—	1,929	—

Change in non-cash working capital items (Note 5)	42,100	(139,785)	(178,308)	(179,051)

Net cash provided by operating activities	447,670	373,848	778,354	887,761

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment and other assets	(51,829)	(40,637)	(89,954)	(201,847)

Net cash used in investing activities	(51,829)	(40,637)	(89,954)	(201,847)

CASH FLOWS FROM FINANCING ACTIVITIES

Common stock issued for cash from exercise of stock options	2,146	—	33,121	10,125

Common stock repurchased	—	—	(23,939)	—

Common stock dividends paid	(336,616)	—	(1,457,570)	—

Net cash (used in) provided by financing activities	(334,470)	—	(1,448,388)	10,125

Change in cash and cash equivalents during the period	61,371	333,211	(759,988)	696,039

Effect of exchange rate changes on cash and cash equivalents	(5,306)	494	(1,929)	(5,313)

Cash and cash equivalents, beginning of period	1,377,651	731,323	2,195,633	374,302

Cash and cash equivalents, end of period	$1,433,716	$1,065,028	$1,433,716	$1,065,028

Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes	$—	$—	$—	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

December 31, 2006

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended December 31, 2006 and 2005 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2006. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, paid August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also stated its plan to begin paying a regular quarterly dividend. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, paid November 28, 2006 to stockholders of record at the close of business on November 14, 2006. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ends on August 20, 2007. All shares purchased will be effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

	Six Months Ended December 31, 2006		Six Months Ended December 31, 2005
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding

Balance beginning of period	4,441,315	$27,575,628	4,193,815	$27,434,950

Exercise of options for cash	52,500	33,121	17,500	10,125

Common stock repurchased	(5,600)	(23,939)	—	—

Balance end of period	4,488,215	$27,584,810	4,211,315	$27,445,075

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2006

(Expressed in U.S. Dollars)

2.	STOCK-BASED COMPENSATION AND STOCK OPTIONS

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the period ended December 31, 2006 since no options were granted during the period, and all options outstanding at the beginning of the period were fully vested.

Prior to adoption of SFAS 123R, the Company accounted for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and accordingly, did not recognize any compensation expense for stock option grants since compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant that is over the amount employees are required to pay for the stock. Also, the Company previously accounted for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 “Accounting for Stock Based Compensation,” and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”. Pro forma information for the period ended December 31, 2005 is not presented, as there were no options issued in that period.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2006

(Expressed in U.S. Dollars)

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended December 31, 2006:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	132,500	$0.79

Exercised	(52,500)	$0.63

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	80,000	$0.92

Options exercisable, end of period	80,000	$0.92

(1)	For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

The weighted-average grant date fair value of stock options granted during the six months ended December, 31, 2006, was $0.00 (no options granted).

Cash proceeds, related to 52,500 options exercised during the six months ended December 31, 2006, was $33,121.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at December 31, 2006:

Number of Options	Vested	Exercise Price	Expiry Date
20,000	20,000	Cdn. $0.62	December 9, 2008

25,000	25,000	US $0.48	December 9, 2008

15,000	15,000	Cdn. $0.95	March 3, 2009

20,000	20,000	US $2.07	January 4, 2010

80,000	80,000

The above options table includes 25,000 options exercised, subsequent to the end of the current quarter ending December 31, 2006. Gross proceeds raised from the options exercised totaled $12,000.

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2006

(Expressed in U.S. Dollars)

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option-pricing model, during the last three fiscal years were:

	2006 (1)	2005		2004
Risk free interest rate	N/A		4%		2.75%
Expected life of options	N/A		5 years		5 years
Expected volatility	N/A		56%		85%
Expected dividend yield	N/A		Nil		Nil
Weighted average estimated fair value per option issued	N/A	US$	1.07	Cdn.$	0.25

(1)	There were no options granted in 2006.

3.	INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

4.	INVENTORIES

	As at December 31, 2006	As at June 30, 2006
Raw materials	$283,903	$262,262
Work in progress	20,411	20,962
Finished goods	1,091,237	1,189,441

	1,395,551	1,472,665
Less allowance for obsolescence	515,213	510,000

	$880,338	$962,665

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2006

(Expressed in U.S. Dollars)

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Cash provided by (used in):
Accounts and royalties and other receivables	$17,053	$(19,698)	$7,832	$43,124

Inventories	60,009	(74,273)	82,327	(56,102)

Prepaid expenses and other assets	(57,839)	(36,414)	(66,037)	(68,159)

Accounts payable and accrued liabilities	22,877	(9,400)	(202,430)	(97,914)

Change in non-cash working capital items	$42,100	$(139,785)	$(178,308)	$(179,051)

6.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three and six months ended December 31:

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Disposable lenses	$758,938	$677,026	$1,521,800	$1,350,844

Conventional soft lenses	255,843	269,173	612,262	625,410

Gas permeable lenses	139,252	147,971	302,870	333,767

Replacement and other lenses	284,120	311,316	605,997	664,579

Total sales	$1,438,153	$1,405,486	$3,042,929	$2,974,600

7.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2006

(Expressed in U.S. Dollars)

Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment. SAB No. 108 is effective for our 2007 annual financial statements. We are currently assessing the potential impact that the adoption of SAB No. 108 will have on our consolidated financial statements. The adoption of SAB No. 108 is not expected to have a material impact on the consolidated financial statements.

Form 52-109F2 Certification of Interim Filings

I, Alfred W. Vitale, President and Chief Executive Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending December 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 27, 2007

/s/ Alfred W. Vitale
Alfred W. Vitale
President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Michael J. Pecora, Chief Financial Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending December 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 27, 2007

/s/ Michael J. Pecora
Michael J. Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – DECEMBER 31, 2006

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2006 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended December 31, 2006 (the “Current Quarter”) and includes relevant information up to February 27, 2007 (the “Report Date”).

Overall Performance

Revenue derived from our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 51% of our Current Quarter revenue. Revenue from the C-Vue Toric multifocal product line which accounts for approximately 9% of our revenue for the Current Quarter continues to increase in unit sales, but had a decrease in revenue due to a price cut in early November 2006. We anticipate unit sales of the C-Vue Toric multifocal will continue to increase, resulting in comparable quarter revenue increases in the future for this product line. We also experienced as expected, declines in our Current Quarter revenue in the conventional multifocal, replacement and gas permeable product segments. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the Current Quarter we were debt free, and paid $336,616 in common stock dividends.

Sales for the Current Quarter increased by 2.3% to $1.438 million, compared to $1.405 million for the quarter ended December 31, 2005 (“Prior Quarter”). The increase was primarily due to growth in the sales of the C-Vue disposable multifocal, which was partially offset by a slight revenue decline in the C-Vue Toric multifocal sales due to a price cut and the expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Quarter decreased to $.359 million from $.486 million in the Prior Quarter, primarily resulting from a decrease in income from operations offset by an increase in royalty income. Income from operations in the Current Quarter decreased $.135 million as compared to the Prior Quarter primarily due to increases in reserve allowances, a one-time contractual vendor price adjustment, a price cut on our C-Vue Toric multifocal product line and additional expenses associated with an industry educational sponsorship. As of December 31, 2006 we had positive working capital of $4.1 million, which represents a decrease of $0.6 million compared to Fiscal Year 2006. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $1.458 million, offset by a decrease in payables and accrued liabilities.

At the end of the Current Quarter we had stockholders’ equity of $7.1 million representing a decrease of $0.9 million compared to Fiscal Year 2006. The decrease in stockholders’ equity was primarily from income before income taxes (primarily royalty income), offset by the cash dividend payments totaling $1.458 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2006, 2005, and 2004. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2006 ($)	2005 ($)	2004 ($)
Income Statement Data
Revenues	6,110,040	4,971,577	4,074,577
Income (loss) from operations	53,359	91,580	(42,387)
Income (loss) before tax benefit and extraordinary items	2,018,040	1,710,687	863,121
Income before extraordinary items	1,596,830	2,237,787	4,124,171
Income for the year	1,596,830	2,237,787	6,076,734

Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.37	0.53	1.01
Diluted	0.35	0.50	1.00
Income for the year
Basic	0.37	0.53	1.49
Diluted	0.35	0.50	1.48

Dividends	—	—	—

As at June 30
Balance Sheet Data
Total assets	8,969,222	7,316,946	6,095,950
Working capital	4,747,777	2,540,624	1,381,148
Long-term liabilities	—	—	688,139
Total liabilities	997,010	1,082,242	2,085,117
Capital stock	27,575,628	27,434,950	27,432,100
Stockholders’ equity	7,972,212	6,234,704	4,010,833

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,932,942, $1,632,051, and $937,394 for the 2006, 2005 and 2004 Fiscal Years, respectively.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets, expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2006 Fiscal Year we recorded a net income tax expense of $421,210. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Six Month Ended December 31, 2006	Six Months Ended December 31, 2005
Payroll and benefits	$588,312	$567,169

Raw materials and supplies	610,083	622,171

Allocations and other expenses	516,064	497,992

	$1,714,459	$1,687,332

General and Administrative:	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Consulting/professional fees	$277,508	$287,590

Bad debts	20,091	3,633

Depreciation and amortization	36,840	16,350

License, taxes, and regulatory fees	35,979	29,909

Office, insurance, and supplies	192,862	158,410

Rental and utilities	183,566	171,443

Travel and entertainment	13,028	14,661

Wages and benefits	306,744	288,093

Allocations and other	(411,956)	(437,853)

	$654,662	$532,236

Sales and Marketing:	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005
Consulting fees	$59,650	$131,719

Depreciation and amortization	4,144	1,593

Office, insurance, and supplies	22,439	957

Promotion and advertising	185,798	203,817

Rental and utilities	17,751	1,311

Travel and entertainment	11,792	3,714

Wages and benefits	351,989	205,834

Allocated expenses	109,264	101,177

	$762,827	$650,122

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,513,215 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price	Expiry Date
20,000	20,000	Cdn. $0.62	December 9, 2008

15,000	15,000	Cdn. $0.95	March 3, 2009

20,000	20,000	US $2.07	January 4, 2010

55,000	55,000

The above common shares issued and options table both as of the report date, reflect 25,000 options exercised and shares issued, subsequent to the end of the Current Quarter. Gross proceeds raised from the options exercised totaled $12,000.

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totaled $1,120,954. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, payable November 28, 2006 to stockholders of record at the close of business on November 14, 2006. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
October 3, 2006	Exercise of options	10,000	$0.21	$2,146	Cash	Nil
Total		10,000	$0.21	$2,146

Options granted by the Company during the Current Quarter ending December 31, 2006 – None

Shares in escrow or subject to pooling as at December 31, 2006 – None

Results of Operations

Current Quarter

During the three months ended December 31, 2006 (the “Current Quarter”) we earned income before tax of $358,891 compared to income before tax of $485,696 for the three months ended December 31, 2005 (the “Prior Quarter”). The decrease in income before tax during the Current Quarter of $126,805 as compared to the Prior Quarter, was primarily due to (i) an increase in expenses of $102,234 as described below, (ii) a decrease in gross margin of $32,474, offset by (iii) an increase in royalty income under the license agreement with Bausch & Lomb of $10,844 to $537,653 in the Current Quarter as compared to $526,809 in the Prior Quarter, and (iv) a decrease in other items including interest income and other income of $2,941. After recording income tax expense of $138,041, we had net income of $220,850 or $0.05 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $297,399 or $0.07 per diluted share after recording income tax expense of $188,297.

Sales during the Current Quarter were $1,438,153, an increase of $32,667 (2.3%), as compared to sales of $1,405,486 during the Prior Quarter. The disposable lens category increased by 12.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 5.0% due to a decrease in some of our older product lines that are nearing the end of their life cycle and by a slight decrease due to a price cut in early November 2006 in sales of our C-Vue toric multifocal product line. Our gas permeable lens category decreased, by 5.9%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 8.7% due to the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 38.5% in the Current Quarter compared to 41.8% in the Prior Quarter due primarily to lower prices on our our C-Vue toric multifocal product line and a one-time contractual billing adjustment from one of our inventory suppliers which represents 1.5% of our gross margin for the Current Quarter.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased due to an increase in the allowance for bad debt and higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Quarter. Sales and marketing expenses increased primarily due to salaries associated with additional sales positions, and expenses associated with an industry educational sponsorship.

During the Current Quarter we recorded income tax expense of $138,041 compared to income tax expense in the Prior Quarter of $188,297. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The decrease in income tax expense is the result of lower income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the six months ended December 31, 2006 (the “Current Year”) we earned income before tax of $874,074 compared to income before tax of $1,013,904 for the six months ended December 31, 2005 (the “Prior Year”). The decrease in income before tax during the Current Year of $139,830 as compared to the Prior Year, was primarily due to (i) an increase in expenses of $234,544 as described below, offset by (ii) an increase in gross margin of $41,202, (iii) an increase in royalty income under the license agreement with Bausch & Lomb of $40,308 to $1,014,203 in the Current Year as compared to $973,895 in the Prior Year, and (iv) an increase in other items including interest income and other income of $13,204. After recording income tax expense of $342,732, we had net income of $531,342 or $0.12 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $626,875 or $0.14 per diluted share after recording income tax expense of $387,029.

Sales during the Current Year were $3,042,929, an increase of $68,329 (2.3%), as compared to sales of $2,974,600 during the Prior Year. The disposable lens category increased by 12.7% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 2.1% due to a decrease in some of our older product lines that are nearing the end of their life cycle offset by an increase in sales of our C-Vue toric multifocal product line prior to a price cut in early November 2006. Our gas permeable lens category decreased, by 9.3%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 8.8% due to the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 43.7% in the Current Year compared to 43.3% in the Prior Year due a reorganization and efficiencies gained in the manufacturing operations and to a shift in product mix towards higher margin products offset by lower prices on our our C-Vue toric multifocal product line, effective in early November 2006 and during the Current Quarter, a one-time contractual billing adjustment from one of our inventory suppliers.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased due to an increase in the allowance for bad debt during the Current Quarter and higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Year. Sales and marketing expenses increased primarily due to salaries associated with additional sales positions and during the Current Quarter expenses associated with an industry educational sponsorship.

During the Current Year we recorded income tax expense of $342,732 compared to income tax expense in the Prior Year of $387,029. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The decrease in income tax expense is the result of lower income before tax in the Current Year compared to the Prior Year.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Dec. 31, 2006	Sep 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,438,153	1,604,776	1,550,354	1,585,086	1,405,486	1,569,114	1,569,306	1,270,592
Operating income (loss) for the quarter	(181,321)	21,439	4,385	15,514	(46,613)	80,073	57,246	32,812
Income before income tax for the quarter	358,891	515,183	490,328	513,808	485,696	528,208	541,533	440,790
Net income for the period	220,850	310,492	655,266	314,689	297,399	329,476	1,515,118	272,206
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.05	0.07	0.15	0.07	0.07	0.08	0.36	0.06
Diluted	0.05	0.07	0.14	0.07	0.07	0.07	0.34	0.06

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the quarter ending June 30, 2006, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending (Unaudited)
	Dec. 31, 2006	Sep 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	537,653	476,550	469,496	489,551	526,809	447,086	473,627	414,207

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of December 31, 2006, the Company had working capital of $4,133,383, representing a decrease of $15,471 from our working capital at September 30, 2006. Positive cash flow from operating activities totaled $447,670, and we used cash of $51,829 for the purchase of capital additions during the quarter ending December 31, 2006. The Company also received cash of $2,146 from capital stock issued from the exercise of stock options.

Current Year

As of December 31, 2006, the Company had working capital of $4,133,383 representing a decrease of $614,394 from our working capital at June 30, 2006. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $1,457,570, offset by a decrease in payables and accrued liabilities. During the Current Year, we generated $778,354 in cash from operations representing a decrease of $109,407 from $887,761 generated during the prior year period ended December 31, 2005. We used cash of $89,954 during the Current Year for the purchase of capital additions, a decrease of $111,893 from the Prior Year. The Company also received cash of $33,121 from capital stock issued from the exercise of stock options and used cash of $23,939 to repurchase 5,600 shares of common stock during the Current Year.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 53% of sales. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 51% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate solid growth in income before income taxes for the fiscal year ending June 30, 2007. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our C-Vue brand contact lenses.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. Subsequent to quarter-end, we terminated the services of RJ Falkner and Company as our investor relations counsel, and have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper – Secretary
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Alfred W. Vitale

ALFRED W. VITALE
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date February 27, 2007	By	/s/ Alfred W. Vitale
	Name:	Alfred W. Vitale
	Title:	President